# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CompoSecure, Inc., CIK 0001823144
CUSIP: 20459V105
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 309 PIERCE STREET, SOMERSET, New Jersey (NJ), 08873
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001213900-23-037665
Filed by CIK 0001635663

## Reporting persons
- Steamboat Capital Partners, LLC: type of reporting person: investment adviser (IA), other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,037,227; sole dispositive power 0; shared dispositive power 2,037,227; aggregate amount beneficially owned 2,037,227 (2.5% of the class)
- Kiai Parsa: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,037,227; sole dispositive power 0; shared dispositive power 2,037,227; aggregate amount beneficially owned 2,037,227 (2.5% of the class)

## Item 1. Issuer
Name of issuer: CompoSecure, Inc.
Address of issuer's principal executive offices: 309 PIERCE STREET, SOMERSET, NEW JERSEY, 08873.

## Item 2. Person Filing
Name of person filing:
Steamboat Capital Partners, LLC

Parsa Kiai
Address of principal business office or, if none, residence:
Steamboat Capital Partners, LLC
24 Maple Avenue
Rye, NY 10580

Parsa Kiai
c/o Steamboat Capital Partners, LLC
24 Maple Avenue
Rye, NY 10580
Citizenship:
Steamboat Capital Partners, LLC - Delaware

Parsa Kiai - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Steamboat Capital Partners, LLC is an investment adviser that is registered under the Investment Advisers Act of 1940. Steamboat Capital Partners, LLC, which serves as the investment manager to four private funds ("Funds") and as a sub-adviser to three private funds ("Other Funds"), which hold securities for the benefit of their investors, and Mr. Parsa Kiai, as Managing Member of Steamboat Capital Partners, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds and by the Other Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaim beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that any of the Funds are the beneficial owner of any of the securities reported herein.

Steamboat Capital Partners, LLC - 2,037,227

Parsa Kiai - 2,037,227
Percent of class:
This amount comprises beneficial ownership of 2,037,227 shares of Class A Common Stock which consists of (i) 1,720,050 shares of Class A Common Stock and (ii) 317,177 shares issuable upon exercise of warrants (the "Warrants") held by Steamboat Capital Partners, LLC. All such shares of Class A Common Stock in the aggregate represent beneficial ownership of approximately 2.5% of the Class A Common Stock based on (i) 82,542,223 shares of Class A Common Stock outstanding as of September 18, 2024 as represented in the Prospectus filed by the Issuer with the Securities and Exchange Commission ("SEC") on September 20, 2024, plus (ii) 317,177 shares of Class A Common Stock issuable upon exercise of the Warrants.

Steamboat Capital Partners, LLC - 2.5%

Parsa Kiai - 2.5
Sole power to vote or to direct the vote:
Steamboat Capital Partners, LLC - 0

Parsa Kiai - 0
Shared power to vote or to direct the vote:
Steamboat Capital Partners, LLC - 2,037,227

Parsa Kiai - 2,037,227
Sole power to dispose or to direct the disposition:
Steamboat Capital Partners, LLC - 0

Parsa Kiai - 0
Shared power to dispose or to direct the disposition:
Steamboat Capital Partners, LLC - 2,037,227

Parsa Kiai - 2,037,227

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Notes above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Steamboat Capital Partners, LLC: /s/ Parsa Kiai, Managing Member (11/14/2024)
- Kiai Parsa: /s/ Parsa Kiai, Parsa Kiai (11/14/2024)